UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lilium N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N52586109
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,196,615[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 76,196,615
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,196,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

_______________
1  Tencent Mobility (Luxembourg) S.à r.l. (“Tencent Mobility (Luxembourg)”) is a direct wholly-owned subsidiary of Tencent Mobility Limited (“Tencent Mobility”), a company limited by shares incorporated in Hong Kong.  Tencent Mobility Limited is a direct wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”).

2 Calculation is based on 259,696,994 Class A Ordinary Shares outstanding on September 14, 2021 as disclosed in the Report on Form 20-F filed by Lilium N.V. (the “Issuer”) on September 20, 2021.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,196,615[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 76,196,615
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,196,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

_______________
1 Tencent Mobility (Luxembourg) is a direct wholly-owned subsidiary of Tencent Mobility, a company limited by shares incorporated in Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent.

2 Calculation is based on 259,696,994 Class A Ordinary Shares outstanding on September 14, 2021 as disclosed in the Report on Form 20-F filed by the Issuer on September 20, 2021.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility (Luxembourg) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,196,615[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 76,196,615
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,196,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON OO

_______________
1 Tencent Mobility (Luxembourg) is a direct wholly-owned subsidiary of Tencent Mobility, a company limited by shares incorporated in Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent.

2 Calculation is based on 259,696,994 Class A Ordinary Shares outstanding on September 14, 2021 as disclosed in the Report on Form 20-F filed by the Issuer on September 20, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, nominal value €0.12 per share (the “Class A Shares”), of Lilium N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). The address of the principal executive offices of the Issuer is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii) Tencent Mobility Limited, a Hong Kong company and a direct wholly owned subsidiary of Tencent (“Tencent Mobility”); and

(iii) Tencent Mobility (Luxembourg) S.à r.l., a direct wholly owned subsidiary of Tencent Mobility (“Tencent Mobility (Luxembourg),” and together with Tencent and Tencent Mobility, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c) Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent Mobility is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests. Tencent Mobility (Luxembourg) is a wholly owned subsidiary of Tencent Mobility and is principally engaged in the business of holding securities in portfolio companies in which Tencent and Tencent Mobility invests.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

67,696,615 of the Class A Shares reported herein as being beneficially owned by the Reporting Persons were issued to Tencent Mobility (Luxembourg) in connection with the exchange of interests in Lilium GmbH, a German limited liability company (“Lilium”), into shares of the Issuer (the “Exchange”) upon the completion of the business combination (the “Business Combination”) on September 15, 2021 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated March 30, 2021, by and among Qell Acquisition Corp., a Cayman Islands exempted company (“Qell”), Lilium, the Issuer, and Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly owned subsidiary of Holdco (“Merger Sub”) (as amended, the “Business Combination Agreement”). In addition, Tencent Mobility (Luxembourg) subscribed for and purchased an additional 8,500,000 Class A Shares for $85,000,000 under a Subscription Agreement entered into on March 30, 2021 (the “March 2021 Subscription Agreement”) in connection with a private placement that closed simultaneous with the Business Combination on the Closing Date (the “PIPE Financing”). The Reporting Persons provided the $85,000,000 purchase price for the private placement shares from working capital.

Following the Exchange and the purchase of shares in the private placement, the Reporting Persons beneficially own 76,196,615 shares of the Class A Shares.

The foregoing description of the Business Combination Agreement and the March 2021 Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Combination Agreement and the March 2021 Subscription Agreement. A copy of the March 2021 Subscription Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference in this Item 3. Copies of the Business Combination Agreement and Amendment No.1 to the Business Combination Agreement are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and are incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

The information regarding the Exchange, the Business Combination and the PIPE Financing set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Exchange, the Business Combination and the PIPE Financing as described in Item 3 above.

David Wallerstein is a member of the Board of Directors of the Issuer and is also Chief eXploration Officer and Senior Executive Vice President of Tencent Holdings. As disclosed in the Issuer’s Form 20-F filed on September 20, 2021, David Wallerstein is deemed to beneficially own 1,054,233 Class A Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of any of the Class A Shares beneficially owned by David Wallerstein.

The Reporting Persons acquired the securities included in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 76,196,615 Class A Shares. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 29.3% of the outstanding Class A Shares. Calculations of the percentage of the Class A Shares beneficially owned is based on 259,696,994 Class A Shares outstanding as of September 14, 2021, as disclosed in the Report on Form 20-F filed by the Issuer on September 20, 2021.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the Class A Shares included or described in this Schedule 13D, other than the Class A Shares held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(b) See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

Except as set forth in Item 4 and Items 5(a) and (b) above, none of the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement beneficially owns any Class A Shares.

(c) Except as described in Item 3, the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement have not engaged in any transaction with respect to the Class A Shares during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a party to that certain Registration Rights Agreement with the Issuer, Qell Partners LLC (the “Sponsor”) and certain Lilium shareholders (the ‘‘Registration Rights Agreement’’), providing for, among other things, subject to the terms thereof, customary registration rights, including demand and piggy-back rights subject to cut-back provisions. The Issuer has agreed to file a shelf registration statement to register the shares of the Issuer covered by the Registration Rights Agreement no later than thirty days following consummation of the Business Combination.

Pursuant to the Registration Rights Agreement, the Reporting Persons and certain other Lilium shareholders have agreed not to sell, assign, offer to sell, contract, pledge, grant, or otherwise dispose of or enter into any swap or other similar arrangement, with respect to the shares of the Issuer held by such persons receive in connection with the Business Combination for 180 days from the Closing Date of the Business Combination, subject to certain limited exceptions.

The Reporting Person and the Issuer entered into the March 2021 Subscription Agreement in connection with the PIPE Financing that closed simultaneous with the closing of the Business Combination on the Closing Date. The information regarding the Business Combination and the PIPE Financing set forth in Item 3 above is incorporated into this Item 6 by reference. Holdco also granted the Reporting Persons certain registration rights in connection with the PIPE Financing.

The foregoing description of the terms of the Registration Rights Agreement and the March 2021 Subscription Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Form of March 2021 Subscription Agreement which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Business Combination Agreement, dated as of March 30, 2021, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 4.1 to the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).

2	Amendment No. 1, dated as of July 14, 2021, to Business Combination Agreement, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 4.2 to the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).

3	Registration Rights Agreement (incorporated by reference to Exhibit 4.5 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).

4	Form of March 2021 Subscription Agreement (incorporated by reference to Exhibit 4.6 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).

5	Agreement regarding joint filing of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY (LUXEMBOURG) S.A.R.L.

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Class A Manager

[Signature Page to Schedule 13D—Lilium N.V.]

Appendix A

Directors and Executive Officers of Tencent

The names of the directors and the names and titles of the executive officers of Tencent and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director
Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President

Directors and Executive Officers of Tencent Mobility

The names of the directors and the names and titles of the executive officers of Tencent Mobility and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A

 Directors and Executive Officers of Tencent Mobility (Luxembourg)

The names of the directors and the names and titles of the executive officers of Tencent Mobility (Luxembourg) and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Mobility (Luxembourg).

Name	Citizenship	Title
Directors:
Ma Xiaoyi	People’s Republic of China	Class A Manager
Trogliero Ludovic André Antonin	French Republic	Class B Manager
Executive officers:
N/A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A Shares of Lilium N.V. is filed on behalf of each of the undersigned.

Dated: September 24, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY (LUXEMBOURG) S.A.R.L.

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Class A Manager